UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
Amendment No. 3

New Senior Investment Group Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

090572207
(CUSIP Number)

John A. Levin
595 Madison Avenue, 17th Floor
New York, NY 10022
(212) 259-0800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

/*/                 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP NO. 090572207

1.	NAMES OF REPORTING PERSONS

Levin Capital Trilogy Master Fund, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ][ ]
(b) [ ][ ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

[ ][ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
	7.	SOLE VOTING POWER

NUMBER OF		0
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	9.	370,963
EACH		SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		0
	10.	SHARED DISPOSITIVE POWER

370,963
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

370,963
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[ ][ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14.	TYPE OF REPORTING PERSON

CO

SCHEDULE 13D/A

CUSIP NO. 090572207

1.	NAMES OF REPORTING PERSONS

Levcap Alternative Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ][ ]
(b) [ ][ ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

[ ][ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7.	SOLE VOTING POWER

NUMBER OF		0
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		65,584
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		0
	10.	SHARED DISPOSITIVE POWER

65,584
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

65,584
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[ ][ ]
13.	PER CENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14.		TYPE OF REPORTING PERSON

PN

SCHEDULE 13D/A

CUSIP NO. 090572207

1.	NAMES OF REPORTING PERSONS

Levin Capital Strategies, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ][ ]
(b) [ ][ ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

[ ][ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7.	SOLE VOTING POWER

NUMBER OF		0
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,980,896
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		0
	10.	SHARED DISPOSITIVE POWER

3,360,850
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,360,850
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[ ][ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%
14.	TYPE OF REPORTING PERSON

PN

SCHEDULE 13D/A

CUSIP NO. 090572207

1.	NAMES OF REPORTING PERSONS

LCS, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ][ ]
(b) [ ][ ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

[ ][ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7.	SOLE VOTING POWER

NUMBER OF		0
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		370,963
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		0
	10.	SHARED DISPOSITIVE POWER

370,963
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

370,963
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[ ][ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14.	TYPE OF REPORTING PERSON

OO

SCHEDULE 13D/A

CUSIP NO. 090572207

1.	NAMES OF REPORTING PERSONS

LCS Event Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ][ ]
(b) [ ][ ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

[ ][ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7.	SOLE VOTING POWER

NUMBER OF		0
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		65,584
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		0
	10.	SHARED DISPOSITIVE POWER

65,584
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

65,584
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[ ][ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14.	TYPE OF REPORTING PERSON

OO

SCHEDULE 13D/A

CUSIP NO. 090572207

1.	NAMES OF REPORTING PERSONS

John A. Levin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ][ ]
(b) [ ][ ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF, OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

[ ][ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
	7	SOLE VOTING POWER

NUMBER OF		259,324
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,467,421
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		259,324
	10.	SHARED DISPOSITIVE POWER

3,848,242
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,056,731
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[ ][ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%
14.	TYPE OF REPORTING PERSON

IN

            The following constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D. Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Item 3 is hereby amended and restated as follows:

            The purchases of the shares of Common Stock reported herein were made using the general investment funds of the Reporting Persons. The amount of funds used for all purchases of Common Stock of the Issuer by the Reporting Persons covered by this report was an aggregate of $62,152,834.

            To the best of the Reporting Persons’ knowledge, none of the persons listed on Appendix A beneficially owns any securities of the Issuer.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

            Item 5 is hereby amended and restated as follows:

            (a)        As of the close of business on June 16, 2016, Trilogy beneficially owned 370,963 shares of Common Stock (of which 82,114,218 shares are currently issued and outstanding, according to information provided by the Issuer), constituting less than 1.0% of the issued and outstanding shares of Common Stock. As of the close of business on May 24, 2016, Levcap beneficially owned 65,584 shares of Common Stock, constituting less than 1.0% of the issued and outstanding shares of Common Stock. As the general partner of Trilogy, LCSL may be deemed to beneficially own the 370,963 shares of Common Stock owned by Trilogy. As the general partner of Levcap, LCSEP may be deemed to beneficially own the 65,584 shares of Common Stock owned by Levcap.

            As of the close of business on June 16, 2016, LCS may be deemed to beneficially own 3,360,860 shares of Common Stock, constituting approximately 4.1% of the issued and outstanding shares of Common Stock, which includes: (i) 370,963 shares of Common Stock beneficially owned by Trilogy, by virtue of serving as Trilogy’s investment advisor, (ii) 65,584 shares of Common Stock beneficially owned by Levcap, by virtue of serving as Levcap’s investment advisor, (iii) 370,963 shares of Common Stock as a result of acting as sub-investment advisor to certain investment companies, as further described in clause (d) below, and (iv) 2,816,489 shares held in managed accounts for whom LCS acts as investment manager.

            As of the close of business on June 16, 2016, Levin may be deemed to beneficially own 4,056,731 shares of Common Stock, constituting approximately 4.9% of the issued and outstanding shares of Common Stock, which includes: (i) 3,059,169 shares of Common Stock that may be deemed to be beneficially owned by LCS, by virtue of serving as the Managing Member and Chief Executive Officer of LCS and the managing member of each of LCSL and LCSEP, (ii) 259,324 shares of Common Stock which are held in trust accounts for the benefit of his wife and children of which he controls, and (iii) 738,238 shares of Common Stock which are held in managed accounts owned by various family members of Levin, of which he has shared voting and dispositive power over.

            The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

            To the best of the Reporting Persons’ knowledge, none of the persons listed on Appendix A beneficially owns any securities of the Issuer.

            (b)        Trilogy, LCSL, LCS and Levin may be deemed to have shared voting and dispositive power over the 370,963 shares of Common Stock Trilogy beneficially owns. Levcap, LCSEP, LCS, Levin and the portfolio manager of Levcap, may be deemed to have shared voting and dispositive power over the 65,584 shares of Common Stock Levcap beneficially owns

            LCS and Levin has shared voting power over an additional 2,980,896 shares and shared dispositive power over an additional 3,848,242 shares of Common Stock that LCS may be deemed to beneficially own. Voting power is shared with the applicable investment advisory client or the primary advisor over the funds. LCS votes the shares of Common Stock of the Issuer beneficially owned by it based upon internal procedures, however the applicable client or the primary advisor on an account can instruct LCS to vote any proxy upon request and overrule LCS.

            Levin has sole voting and dispositive power over an additional 259,324 shares of Common Stock held in trust accounts for the benefit of his wife and children of which he controls and shared voting and dispositive power over the 724,626 shares of Common Stock held in managed accounts held by various family members. Voting and dispositive power over the 724,626 shares of Common Stock held in managed accounts held by various family members is shared with such family members.

            (c)        During the past sixty days, the Reporting Persons have made the purchases and sales of the Common Stock of the Issuer described on Appendix B hereto.

            (d)        Neuberger Berman Absolute Return Multi-Manager Fund, a registered investment company under the Investment Company Act of 1940, for which LCS acts as sub-investment advisor has the right to receive dividends from, and the proceeds from the sale of 290,867 shares. Neuberger Berman Absolute Return Multi Manager UCITS Fund, an Irish registered Undertakings for Collective Investment in Transferable Securities investment company, for which LCS acts as sub-investment advisor has the right to receive dividends from, and the proceeds from the sale of 4,773 shares.

            (e)        On June 1, 2016, the Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of Common Stock.

ITEM 6.        CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Item 6 is hereby amended to add the following:

            LCS has entered into swap contracts with an affiliate of JP Morgan with respect to 44,685shares of the Common Stock. Under the terms of the swap contracts, LCS is only permitted to sell the shares back, at LCS’s option at any time, to the swap counterparty at prevailing market prices. LCS is not otherwise permitted to vote or purchase/sell the underlying shares.

SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2016

Levin Capital Trilogy Master Fund, Ltd.

By: LCS, LLC, its General Partner

By: /s/ John A. Levin
John A. Levin
Managing Member

Levcap Alternative Fund, L.P.

By: LCS Event Partners, LLC, its General Partner

By: /s/ John A. Levin
John A. Levin
Managing Member

Levin Capital Strategies, L.P.

By: /s/ John A. Levin
John A. Levin
Managing Member and Chief Executive Officer

LCS Event Partners, LLC

By: /s/ John A. Levin
John A. Levin
Managing Member

LCS, LLC

By: /s/ John A. Levin
John A. Levin
Managing Member

/s/ John A. Levin
John A. Levin

Appendix B
Transactions in the Shares During the Past Sixty Days

Date	Buy or Sell	Quantity	Price Per Share (before commission)	Reporting Person
06/14/16	S	9268	9.812	Levin Capital Strategies, L.P.
06/09/16	B	3600	10.4902	Levin Capital Strategies, L.P.
06/09/16	S	6951*	10.4946	Levin Capital Strategies, L.P.
06/08/16	S	5066	10.4793	Levin Capital Strategies, L.P.
06/07/16	S	13612	10.507	Levin Capital Strategies, L.P.
06/07/16	S	6800	10.488	Levin Capital Strategies, L.P.
06/06/16	S	6800	10.3737	Levin Capital Strategies, L.P.
06/03/16	S	807	10.54	Levin Capital Strategies, L.P.
06/03/16	S	6800	10.5579	Levin Capital Strategies, L.P.
06/02/16	S	6900	10.5269	Levin Capital Strategies, L.P.
06/01/16	S	6700	10.4075	Levin Capital Strategies, L.P.
05/24/16	S	900	10.5395	Levin Capital Strategies, L.P.
05/23/16	B	24000	10.5765	John Levin
05/16/16	S	12786*	11.2658	Levin Capital Strategies, L.P.
05/06/16	B	22000	11.1498	Levin Capital Trilogy Master Fund, Ltd.
05/05/16	B	15000	11.1905	Levin Capital Trilogy Master Fund, Ltd.
04/15/16	B	4615	10.9017	Levin Capital Strategies, L.P.

* Represents a swap contract